ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

November 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Scott Anderegg

Re:	ALE Group Holding Ltd Post-Effective Amendment No. 4 to Registration Statement on Form F-1 Filed October 18, 2021 File No. 333-239225

Dear Mr. Anderegg:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 18, 2021 regarding our post-effective amendment No.4 to registration statement on F-1 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. The post-effective amendment No.5 to the Registration Statement accompanying this Response Letter is referred to as the Amended Registration Statement.

Post-Effective Amendment No. 4 to Form F-1 filed October 18, 2021

Cover Page

1.	Please provide on the prospectus cover page a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Response: In response to the Staff’s comment, we respectfully inform the Staff that the Company or its subsidiaries do not have any VIE agreements with any operating entity in mainland China. As disclosed on the prospectus cover page, all of our operations are conducted by our subsidiary in Hong Kong. Although we have three clients who are PRC individuals, we currently do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. We also disclosed in the Prospectus Summary how cash is transferred among our holding company and the subsidiaries, please refer to page 4, “Prospectus Summary – Transfers of Cash To and From Our Subsidiaries”.

Recent Regulatory Development in PRC, page 6

2.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: In response to the Staff’s comment, we have revised the disclosure on page 6 of the Amended Registration Statement.

Risk Factors, page 11

3.	We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 3 and 29 of the Amended Registration Statement.

4.	Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 3 and 29 of the Amended Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Tak Ching (Anthony) Poon
Tak Ching (Anthony) Poon
CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC